Citizens Holdings LLC
(the “Company”)
a New York Limited Liability Company

Financial Statements with an Independent Auditor’s Report

Years Ended December 31, 2024 & 2023

Table of Contents

www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: **Citizens Holdings LLC** Management

Opinion:
We have audited the accompanying consolidated financial statements of **Citizens Holdings LLC** which comprise the consolidated statements of financial position as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statements of changes in members' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material

inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
June 24, 2025

CITIZENS HOLDINGS LLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	757,279	1,102,083
Trade Receivables		230,246	180,874
Inventory		45,588	38,086
Due from Related Parties		23,558	73,706
Prepaid Expenses		12,871	20,434
Total Current Assets		1,069,542	1,415,183
Non-Current Assets:			
Property & Equipment - net	$	68,661	247,713
Intangible Assets - net		53,709	34,466
Right-of-Use Asset		2,492,009	3,026,788
Other Non Current Assets		180,089	121,867
Total Non-Current Assets		2,794,468	3,430,834
TOTAL ASSETS	$	3,864,010	4,846,017
LIABILITIES AND EQUITY			
Current Liabilities:			
Trade Payables	$	281,265	346,854
Accrued Liabilities		-	3,050
Payroll Liabilities		86,623	65,734
Taxes		52,392	34,019
Current Lease Liability		539,252	501,318
Short-Term Loans Payable		46,773	44,848
Due to Related Parties		899	133,713
Total Current Liabilities		1,007,204	1,129,536
Non-Current Liabilities:			
Loans Payable	$	2,003,875	2,150,648
Non-Current Lease Liability		2,037,371	2,576,623
Other Payables		253,802	271,514
Total Non-Current Liabilities		4,295,048	4,998,785
TOTAL LIABILITIES	$	5,302,252	6,128,321

		As of December 31,	
		2024	**2023**
EQUITY			
Safe Notes	$	1,209,190	1,349,190
Members' Capital		218,639	(33,672)
Retained Earnings (Deficit)		(2,866,071)	(2,597,822)
TOTAL EQUITY		(1,438,242)	(1,282,304)
TOTAL LIABILITIES AND EQUITY	$	3,864,010	4,846,017

See Accompanying Notes to these Consolidated Financial Statements

CITIZENS HOLDINGS LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenue	$	4,933,231	5,035,686
Cost of Goods Sold		1,182,214	1,265,513
Gross Profit		3,751,017	3,770,173
Operating Expenses			
Payroll & Employee Benefit Expenses	$	1,813,258	2,041,673
Selling and General Administrative Expenses		303,300	239,272
Total Operating Expenses		**2,116,558**	**2,280,945**
Total Income/(Loss) from Operations		**1,634,459**	**1,489,228**
Other Income		**59,486**	**298,354**
Other Expense			
Interest Expense	$	75,344	80,673
Depreciation Expense		158,158	248,285
Amortization Expense		10,542	9,097
Other Expenses		2,004,265	2,135,231
Total Other Income (Expense)		**2,248,309**	**2,473,286**
Net Income (Loss)	**$**	**(554,364)**	**(685,704)**
Earnings Before Income Taxes, Depreciation, and Amortization		**(798,408)**	**(1,023,759)**
Net Income (Loss)	**$**	**(554,364)**	**(685,704)**

See the Accompanying Notes to these Consolidated Financial Statements

CITIZENS HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital			Retained Earnings	
	Units	**$ Amount**	**SAFE Notes**	**(Deficit)**	**Total Members' Equity**
Beginning balance at 1/1/23	-	(33,672)	1,349,190	(1,593,014)	(277,496)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Prior Period Adjustment	-	-	-	(319,104)	(319,104)
Net income (loss)	-	-	-	(685,704)	(685,704)
Ending balance at 12/31/23	-	(33,672)	1,349,190	(2,597,822)	(1,282,305)
SAFE Notes	-	-	(140,000)	-	(140,000)
Contribution	-	252,311	-	-	252,311
Distribution	-	-	-	-	-
Prior Period Adjustment	-	-	-	286,115	286,115
Net income (loss)	-	-	-	(554,364)	(554,364)
Ending balance at 12/31/24	**-**	**218,639**	**1,209,190**	**(2,866,071)**	**(1,438,242)**

See the Accompanying Notes to these Consolidated Financial Statements

CITIZENS HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31	
		2023	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	$	(554,364)	(685,704)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:			
Prior Period Error		286,115	(319,104)
Depreciation Expense		158,158	248,285
Amortization Expense		10,542	9,097
Net Effect of Lease Commitments		33,461	51,153
Changes to operating assets and liabilities:			
Decrease (Increase) in Trade Receivables		776	(195,913)
Decrease (Increase) in Inventory		(7,502)	(3,393)
Decrease (Increase) in Prepaid Expenses		7,563	(19,477)
Increase (decrease) in Trade and Other Payables		(179,903)	(51,192)
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:		309,210	(280,544)
Net Cash used in Operating Activities		(245,154)	(966,248)
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase (Decrease) in Intangible Assets	$	(29,785)	75,263
Retirements (Acquisition) of Property and Equipment		20,894	(230,102)
Increase (Decrease) in Other Non-Current Assets		(58,222)	46,198
Net Cash used in Investing Activities		(67,113)	(108,641)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from (Payments of):			
Loans Payable	$	(144,848)	(210,173)
SAFE Notes		(140,000)	-
Capital Contribution		252,311	-
Net Cash used in Financing Activities		(32,537)	(210,173)
Cash at the beginning of period		1,102,083	2,387,145
Net Cash decrease for period		(344,804)	(1,285,062)
Cash at end of period		**757,279**	**1,102,083**

See the Accompanying Notes to these Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Citizens Holdings LLC (the Company) was organized in New York City in 2021. The Company owns 100% interest in several subsidiaries namely Citizens of SoHo LLC, Citizens of Bleecker LLC, Citizens of the East Village LLC, Citizens of Chelsea LLC, Citizens of Montrose LLC, and Citizens of Gramercy LLC, that are all New York limited liability companies. The Company earns revenue from its subsidiaries' income. The subsidiaries operate in a breakfast restaurant industry which primarily serves coffee and biscuits.

The Company intends to conduct a Regulation Crowdfunding (Reg CF) campaign in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating doubt include the fact that the Company has incurred losses since 2020, primarily due to the economic conditions resulting from the COVID-19 pandemic and negative working capital. Additionally, following the pandemic, the Company operated in high growth mode, focusing on expanding its operations and increasing its market share rather than maintaining profitability.

The Company has evaluated its position and plans to raise capital as needed to meet its requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Citizens of Montrose LLC, Citizens of Chelsea LLC, Citizens of Gramercy LLC, Citizens of Bleecker LLC, Citizens of SoHo LLC and Citizens of the East Village LLC, a New York entity formed on December 24, 2019. All significant intercompany transactions are eliminated

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $757,279 and $1,102,083 in cash as of December 31, 2024 and 2023, respectively

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. No impairment of receivables was recognized in 2024 and 2023.

Accounts receivable amounted to $230,246 and $180,874 as of December 31, 2024 and 2023, respectively.

Inventory

Inventory consisted primarily of finished goods such as food, beverages and non-alcoholic inventory. Inventory is stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and 2023 amounted to $45,588 and $38,086, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using a straight-line method and using the mid month convention.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment recognized in 2024 and 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	**Useful Life in Years**		**2024**	**2023**
Cost				
Leasehold Improvement	15	$	400,639	390,297
Machinery and Equipment	7		644,491	699,083
Furniture and Fixtures	7		114,864	386,666
Total			1,159,994	1,476,046
Accumulated Depreciation			(1,091,333)	(1,228,333)
Net Book Value		**$**	**68,661**	**247,713**

Intangible Assets

The Company's intangible assets consist primarily of trademarks, logos, and brand identity, which are classified as indefinite-lived intangible assets. These assets are not amortized but are subject to impairment testing at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. The Company evaluates these assets for impairment using a qualitative assessment or, if necessary, a quantitative analysis to determine whether the carrying amount exceeds the estimated fair value. If the carrying amount exceeds the fair value, an impairment loss is recognized in the period in which the impairment is identified.

As of the balance sheet date, the carrying value of indefinite-lived intangible assets related to branding is $53,709. There have been no impairment losses recognized during the current period. The Company continues to monitor for any events or changes in circumstances that could indicate potential impairment of these assets.

Any changes in the carrying amount of intangible assets, including additions or disposals, are disclosed in the notes to the financial statements if significant.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue from its subsidiaries' income. Its subsidiaries operate in a breakfast restaurant industry which primarily serves coffee and biscuits.

The contract with the customer commences when the customer initiates an order online or through the restaurant counters. The performance obligation of the Company is to deliver the orders. The transaction price is explicitly stated on the menu. The transaction price is allocated at a point time upon delivery of the orders. Revenue recognition occurs when the orders have been fulfilled/delivered.

Revenue for the year ended December 31 consist of:

		2024	2023
Food	$	3,739,632	3,848,277
Alcohol		271,669	171,415
Non-Alcoholic		1,108,824	1,135,481
Other Revenue		43,949	40,139
Gross Sales		5,164,074	5,195,312
Sales Discount		(230,843)	(159,626)

Total	**$**	**4,933,231**	**5,035,686**

Payroll Expenses

Payroll expenses consist of salaries and wages, bonus, payroll taxes, bonus, medical expenses, paid time off and other payroll related expenses and are expenses as costs are incurred.

General and Administrative

General and administrative expenses consist of subscriptions, complimentary costs and other small value expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and New York. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company has not filed its tax returns for the year 2024 as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Related party transactions include loans, advances and management fees transactions among members, key management personnel and affiliates as shown below:

Category	Account	Nature of Transaction		2024	2023
Key Management Personnel	Due from (to) Andrew	Employee Advances	$	(771)	60
	Due from Alex	Employee Advances		2,026	224
	Due to Ben	Advances		(128)	
	Due from Jonathan	Employee Advances		660	-
	Due from Justin	Employee Advances		16,877	4,668
	Due from Minh	Employee Advances		133	
	Due from Stephanie	Employee Advances		-	274
Affiliates	Due from JPG Corp	Various		3,486	68,480
	Due to Collective	Various		-	(133,713)
	Due from Texas Commissary	Various		376	-

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for the lease commitments as presented below:

	Year ended 12/31/2024	**Year ended 12/31/2023**
Operating lease expense	(640,931)	640,931
Other Information:		
Operating cash flows from operating leases	(607,471)	589,778
ROU assets obtained in exchange for new operating lease liabilities	-	3,543,256
Weighted-average remaining lease term in years for operating leases	4.21	5.21
Weighted-average discount rate for finance leases	0.00%	0.00%
Weighted-average discount rate for operating leases	3.79%	3.79%
Maturity Analysis	Operating	Operating
2024-12	-	607,471
2025-12	625,695	625,695
2026-12	645,497	645,497
2027-12	671,098	671,098
2028-12	638,115	638,115
2029-12	210,068	210,068
Total undiscounted cash flows	2,790,473	3,397,944
Less: present value discount	(213,850)	(320,003)
Total lease liabilities	**2,576,623**	**3,077,941**

The Company leased the ground floor of a certain portion of a building and other premises which it uses in its operations and is set to expire between 2028-2029.

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist of trade and other payables, due to related parties (see Note 3), lease liabilities (see Note 4) and loans payable.

Loans Payable

In April 2022, the Company entered into a loan modification agreement with the Small Business Administration (SBA) with the following changes:

	Date	Amount	Interest Rate	Monthly Payment Amount	Maturity Date
Original Note	July 3, 2020	$150,000	3.75%	$731	July 7, 2050
Modified Note	April 6, 2022	$2,000,000	3.75%	$10,016	July 7, 2050

The outstanding balance of this loan as of December 31, 2024 and 2023 amounted to $1,979,386 and $2,024,234, respectively.

NOTE 6 – EQUITY

Simple Agreements for Future Equity (SAFE)

In 2020 and 2021, the Company entered into numerous SAFE Agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity dates and bear no interest. The agreements provide the right of the investor to future equity in the Company. The SAFE Notes have a valuation cap of $12 million and a discount rate of 15% to 20%. SAFE Notes amounted to $1,209,190 and $1,349,190 as of December 31, 2024 and 2023, respectively.

Members' Capital

Citizens Holdings LLC is owned by three shareholders: JPG Hospitality Corp and Geisel Hospitality Corp both holding 45% interest and the remaining 10% is held by James Rogers.

Contributions

The members shall contribute capital to the Company, pro rata according to the ratio of their Membership Units, when and in an amount the members deem necessary (each a "Capital Contribution") by a vote of a majority in interest of the members. If a Member does not make a Capital Contribution pro rata according to their Membership Units, that Member's Membership Units will be reduced by the percentage that (i) the amount the Member failed to contribute bears to (ii) the total of the Member Capital Accounts after giving pro forma effect to the making of that failed contribution.

Distributions

The profits and losses of this Company and all other distributions shall be allocated among the members on the basis of the ratio of the monetary value of the Member Capital Account of each member to the total value of all Member Capital Accounts in this Company. All remaining distributions to a member of this Company shall be

determined by an affirmative vote of the members and shall be offset by any amounts owing to this Company by such member. No distributions shall be made which render this Company insolvent.

Members' capital is consist of:

		2024	2023
Capital	$	418,265	165,954
Syndication Cost		(199,626)	(199,626)
Total	$	218,639	(33,672)

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 24, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.